UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Forte Biosciences Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34962G109

(CUSIP Number)

Eric Shahinian

Camac Partners, LLC

350 Park Avenue, 13th Floor

New York, New York 10022

(914) 629-8496

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 17, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Camac Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
1,812,712
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,812,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,812,712
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Camac Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
1,812,712
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,812,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,812,712
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Camac Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
1,812,712
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,812,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,812,712
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Eric Shahinian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
1,812,712
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,812,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,812,712
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Michael G. Hacke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Chris McIntyre
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No.4 (this “Amendment”) amends and supplements the Schedule 13D filed on August 1, 2022, as amended on August 8, 2022, August 17, 2022, and September 28, 2022, with the Securities and Exchange Commission, by the Reporting Persons (defined below) with respect to the Common Stock of Forte Biosciences Inc. (the “Issuer” or the “Company”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a)	This Schedule 13D is filed by:

(i)	Camac Partners, LLC, a Delaware limited liability company (“Camac Partners”);

(ii)	Camac Capital, LLC, a Delaware limited liability company (“Camac Capital”);

(iii)	Camac Fund, LP, a Delaware partnership (“Camac Fund”);

(iv)	Eric Shahinian, as the manager of Camac Capital;

(v)	Michael G. Hacke; and

(vi)	Chris McIntyre.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons, is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6 and filed as an exhibit to this Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The address of the principal office of each of Camac Partners, Camac Capital, Camac Fund and Mr. Shahinian is 350 Park Avenue, 13th Floor, New York, NY 10022. The address of the principal office of Mr. Hacke is c/o Steel City Capital Investments, LLC, 820 Ridgeview Drive, Pittsburgh, PA 15228. The address of the principal office of Mr. McIntyre is c/o McIntyre Partnerships, LP, 433 Broadway, Suite 633, New York, NY 10013.

(c)	The principal business of Camac Fund is investing in securities. Camac Partners is the investment manager of Camac Fund. Camac Capital is the managing member of Camac Partners and the general partner of Camac Fund. The principal occupation of Mr. Shahinian is serving as the manager of Camac Capital. The principal occupation of Mr. Hacke is serving as the managing member of Steel City Capital Investments, LLC, the general partner of Steel City Capital, LP, a long-biased investment partnership which employs a value-oriented investing strategy. The principal occupation of Mr. McIntyre is serving as Chief Investment Officer and managing partner of McIntyre Partnerships, LP, an investment fund.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Camac Partners, Camac Capital, and Camac Fund are organized under the laws of Delaware. Messrs. Shahinian, Hacke and McIntyre are citizens of the United States of America. Mr. McIntyre is also a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The shares of Common Stock purchased by Camac Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,812,712 shares of Common Stock beneficially owned by Camac Fund is approximately $2,271,387, including brokerage commissions.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On February 17, 2023, Camac Fund delivered a letter to the Issuer nominating Michael G. Hacke and Chris McIntyre (the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2023 annual meeting of stockholders (the “Annual Meeting”).

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 21,000,069 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

As of the date hereof, Camac Fund beneficially owned 1,812,712 shares of Common Stock, constituting approximately 8.6% of the shares of Common Stock outstanding.

Camac Partners, as investment manager of Camac Fund, may be deemed to beneficially own the 1,812,712 shares of Common Stock owned by Camac Fund. Camac Capital, as the managing member of Camac Partners and the general partner of Camac Fund, may be deemed to beneficially own the 1,812,712 shares of Common Stock owned by Camac Fund. Mr. Shahinian, as the manager of Camac Capital, may be deemed to beneficially own the 1,812,712 shares of Common Stock owned by Camac Fund.

As of the date hereof, Messrs. Hacke and McIntyre do not beneficially own any shares of Common Stock, constituting 0% of the shares of Common Stock outstanding.

(b) By virtue of their respective positions with Camac Fund, each of Camac Partners, Camac Capital, and Mr. Shahinian may be deemed to have shared power to vote and dispose of the shares of Common Stock reported owned by Camac Fund.

(c) None of the Reporting Persons have entered into any transactions in the securities of the Issuer during the past sixty days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On February 17, 2023, Camac Partners, Camac Capital, Camac Fund and Mr. Shahinian (collectively, “Camac”) and the Nominees (together with Camac, the “Group”) entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) pursuant to which the Group agreed, among other things, (a) to solicit proxies for the election of certain persons nominated for election to the Board, including the Nominees, at the Annual Meeting, (b) that the Nominees would not transact in securities of the Issuer without the prior written consent of Camac and (c) that Camac would bear all approved expenses incurred in connection with the Group’s activities. The foregoing description of the Joint Filing and Solicitation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Joint Filing and Solicitation Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1	Joint Filing and Solicitation Agreement by and among Camac Fund, LP, Camac Partners, LLC, Camac Capital, LLC, Eric Shahinian, Michael G. Hacke and Chris McIntyre, dated February 17, 2023.

Exhibit 99.2	Powers of Attorney.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: February 21, 2023

CAMAC FUND, LP

By:	Camac Capital, LLC
its General Partner

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Manager

CAMAC PARTNERS, LLC

By:	Camac Capital, LLC
its Managing Member

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Manager

CAMAC CAPITAL, LLC

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Manager

/s/ Eric Shahinian
Eric Shahinian
Individually and as attorney-in-fact for Michael G. Hacke and Chris McIntyre